FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GSK announces succession plan for Chief Financial Officer

GlaxoSmithKline plc (GSK) today announces that Julian Heslop is to retire as Chief Financial Officer and Executive Director of the company at the end of March 2011.  He will be succeeded by Simon Dingemans who is appointed Chief Financial Officer designate and Executive Director effective 4th January 2011.

Simon joins GSK from Goldman Sachs where he is currently Managing Director and Partner.  He has over 25 years of experience in investment banking, including most recently as leader of Goldman Sachs' European M&A business and before that as head of UK Investment Banking. During this time he has built relationships and offered strategic advice across multiple industry sectors, including pharmaceuticals and consumer healthcare.  He has worked closely with GSK for many years, most recently helping to establish ViiV Healthcare, a new world-leading, specialist HIV company.

Andrew Witty, Chief Executive Officer, GlaxoSmithKline,said:  "Our objective is to deliver long-term value to shareholders and, in a period of significant change for our sector, Simon's appointment as CFO reflects the need for GSK to operate with both creativity and continued financial discipline. In joining our Executive Team, Simon will bring valuable experience and capability to support us in our strategy to grow and diversify GSK's business through organic means and bolt-on acquisitions. He will also be responsible for delivering cost savings from our global restructuring programme and implementing further measures to simplify our operational model. I am delighted that someone of his calibre will be joining GSK.

Today's announcement marks the culmination of a comprehensive process to ensure continued excellent leadership of our financial organisation. I would like to pay tribute to Julian, who has served GSK with distinction as CFO for the last 5 years. His integrity, diligence and outstanding technical ability have ensured that GSK has remained financially strong during a period of significant economic turmoil. His support to me, as CEO, has been tremendously valuable and I wish him well in his future endeavours."

S M Bicknell
Company Secretary

8 September 2010

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 08,  2010

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc